Changes in Investment Policy:
Effective January 22, 2018, Diversified
Income & Convertible revised its non-fundamental policy regarding written call options. Under the preexisting policy, covered call options were to be written on approximately 30% to 80% of the Funds common stocks, while the revised policy contemplates options written on up to 80% of the Funds common stocks.